SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 20 May 2010
Commission file number: 001-14958
NATIONAL GRID plc
(Registrant’s Name)
1-3 Strand
London
WC2N 5EH
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.
 Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc
By:	/s/ David C. Forward
David C Forward Assistant Secretary

Date: 20 May 2010

ANNEX 1 - SUMMARY
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934
Announcement sent to the London Stock Exchange on 20 May 2010
National Grid plc
1-3 Strand, London, WC2N 5EH,
United Kingdom

Announcement:
‘National Grid plc – 2 for 5 Rights Issue to raise approximately £3.2 billion’

20 May 2010
National Grid plc
2 for 5 Rights Issue to raise approximately £3.2 billion
National Grid announced on 20 May 2010 that it is proposing to raise approximately £3.2 billion (net of expenses) by way of a fully underwritten Rights Issue of 990,439,017 new ordinary shares at 335 pence per new share (the “New Shares”) on the basis of 2 new ordinary shares for every 5 existing ordinary shares. The issue price represents a 43.7 per cent. discount to the closing middle market price per ordinary share, adjusted for the recommended final dividend for 2009/10 of 24.84 pence, on 19 May 2010 (being the last business day prior to the announcement of the Rights Issue) and a discount of 35.7 per cent. to the theoretical ex-rights price on the same basis.
Background to the Rights Issue
In November 2006, National Grid set out its strategy to focus primarily on the transmission and distribution of electricity and gas in its chosen markets of the United Kingdom and the United States.
In the United Kingdom, we continue to focus investment on replacing ageing assets and on major infrastructure reinforcement. In the United States, we are restoring baseline business performance through implementing new rate plans, strengthening our regulatory relationships and improving operating efficiency. Consistent with that focus, our US investment strategy will be driven by our ability to earn long-term acceptable returns. National Grid’s core strategy remains unchanged as we position the Group to respond to the ongoing developments in the UK energy landscape.
Since 2006, there have been significant developments in the UK energy landscape focused on maintaining security of supply and reducing carbon emissions. Environmental targets, legislation, age-related power station retirements and the decline of the UK’s North Sea gas reserves are expected to result in a significant change in the generation mix between now and 2020. The Electricity Networks Strategy Group has identified the electricity transmission reinforcements needed to support the Government’s 2020 energy policy targets. National Grid has begun committing capital investment to a number of these projects under incentive arrangements provided by Ofgem. We believe that this investment in transmission networks is essential to facilitate the timely connection of new generation and to meet current energy policy commitments.
Reasons for the Rights Issue
The Board believes that raising £3.2 billion through the Rights Issue will give it the scope and appropriate financial flexibility to deliver the Group’s strategy. In particular, the Board believes it will allow the Group to fund a significant increase in capital investment and continue to deliver attractive returns to shareholders, whilst maintaining single A credit ratings for National Grid’s UK operating companies in a more volatile economic environment. The Board also believes that raising equity today will strengthen the Company’s long-term competitive position to take advantage of an appropriate share of UK growth opportunities.
Use of proceeds
The proceeds from the Rights Issue (expected to be approximately £3.2 billion, net of expenses) will be used to fund a portion of National Grid’s UK capital investment programme and for general corporate purposes.
Timing of the Rights Issue
Application is being made to UK Listing Authority and to the London Stock Exchange for the rights to acquire the New Shares (nil paid) (the “Nil Paid Rights”) and the rights to acquire the New Shares (fully

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20 May 2010 Rights Issue

paid) (the “Fully Paid Rights”) to be admitted to listing on the Official List and admitted to trading on the main market of the London Stock Exchange. It is expected that UK Admission will occur and that dealings in the Nil Paid Rights and Fully Paid Rights on the London Stock Exchange will commence at 8.00 a.m. (London Time) on 26 May 2010.
It is expected that dealings in the New Shares on the London Stock Exchange will commence at 8.00 a.m. (London Time) on 14 June 2010.
CONTACTS
National Grid:
Investors

David Rees	+44 (0)20 7004 3170	+44 (0) 79 0151 1322 (m)
Neil Pullen	+44 (0)20 7004 3143	+44 (0) 77 7070 3070 (m)
George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)
Victoria Davies	+44 (0)20 7004 3171	+44 (0) 77 7197 3447 (m)
Andy Mead	+44 (0)20 7004 3166	+44 (0) 77 5289 0787 (m)
Iwan Hughes	+44 (0)20 7004 3169	+44 (0) 79 0040 5898 (m)

Media
Clive Hawkins	+44 (0) 20 7004 3147	+44 (0) 78 3635 7173 (m)
Chris Mostyn	+1 781 907 1726	+1 347 702 3740(m)
Gemma Stokes	+44 (0) 19 2665 3555	+44 (0) 79 7419 8333(m)

Brunswick		+44 (0) 20 7404 5959
Rebecca Shelley
Tom Burns
Tom Batchelar
IMPORTANT INFORMATION
This announcement is an advertisement. It is not a prospectus, disclosure document or offering document under the laws of England and Wales or any other law and does not purport to be complete. This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to acquire, the Nil Paid Rights, Fully Paid Rights, or New Shares offered by any person in any jurisdiction in which such an offer or solicitation is unlawful.
This announcement and the information contained herein does not contain or constitute an offer for sale or the solicitation of an offer to purchase securities in the United States or in any other jurisdiction. The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”) and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, in the United States absent registration under, or an exemption from the registration requirements of, the Securities Act. There will be no public offer of the securities in the United States.
The transfer of the Nil Paid Rights, Fully Paid Rights or New Shares into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.
Neither the content of the National Grid’s website nor any website accessible by hyperlinks on the National Grid’s website is incorporated in, or forms part of, this announcement.
Certain statements made in this announcement constitute forward-looking statements within the meaning of Section 27A of the US Securities Act, and Section 21E of the US Securities Exchange Act of 1934. These statements include information with respect to National Grid’s financial condition, National Grid’s results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “targets”, “may”, “will”, “continue”, “project” and similar expressions, as

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20 May 2010 Rights Issue

well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators; breaches of, or changes in, environmental, climate change and health and safety laws or regulations; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure; performance against regulatory targets and standards, including delivery of costs and efficiency savings; customers and counterparties failing to perform their obligations; and unseasonable weather affecting energy demands. Other factors that could cause actual results to differ materially from those described in this document include fluctuations in exchange rates, interest rates, commodity price indices and settlement of hedging arrangements; restrictions in the Group’s borrowing and debt arrangements; changes to credit ratings of National Grid and its subsidiaries; adverse changes and volatility in the global credit markets; the Group’s ability to access capital markets and other sources of credit in a timely manner and on acceptable terms; deflation or inflation; the seasonality of the Group’s businesses; the future funding requirements of the Group’s pension schemes and other post-retirement benefit schemes, and the regulatory treatment of pension costs; the loss of key personnel or the inability to attract, train or retain qualified personnel; new or revised accounting standards, rules and interpretations, including changes of law and accounting standards that may affect the Group’s effective rate of tax; incorrect assumptions or conclusions underpinning business development activity, and any unforeseen significant liabilities or other unanticipated or unintended effects of such activities and the performance of National Grid’s subsidiaries. In addition National Grid’s reputation may be harmed if consumers of energy suffer a disruption to their supply. The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on National Grid’s activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.
Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

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